UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)[1]

Crossroads Systems, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

22765D 209
(CUSIP Number)

Jeffrey E. Eberwein Lone Star Value Management, LLC 53 Forest Avenue, 1st Floor Old Greenwich, Connecticut 06870
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 23, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

[1] The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13D

CUSIP No.	22765D 209	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON

LONE STAR VALUE INVESTORS, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		914,700
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH		0

	10.	SHARED DISPOSITIVE POWER
914,700

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
914,700
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No.	22765D 209	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSON

LONE STAR VALUE INVESTORS GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		914,700
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH		0

	10.	SHARED DISPOSITIVE POWER
914,700

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
914,700
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

CUSIP No.	22765D 209	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSON

LONE STAR VALUE MANAGEMENT, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
CONNECTICUT

	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		914,700
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH		0

	10.	SHARED DISPOSITIVE POWER
914,700

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
914,700
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

CUSIP No.	22765D 209	Page 5 of 9 Pages

1.	NAME OF REPORTING PERSON

JEFFREY E. EBERWEIN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES OF AMERICA

	7.	SOLE VOTING POWER
14,663
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		914,700
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH		14,663

	10.	SHARED DISPOSITIVE POWER
914,700

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
929,363
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Page 6 of 9 Pages

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on November 4, 2013 (the “Filing”), by the Reporting Persons, as defined therein, relating to the common stock, par value $0.001 per share, of Crossroads Systems, Inc., a Delaware corporation (the “Company”). Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting Item 3 of the Filing in its entirety and replacing it with the following:

The Shares purchased by Lone Star Value LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 914,700 shares of Common Stock beneficially owned by Lone Star Value LP is approximately $915,000, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 of the Filing in its entirety and replacing it with the following:

The aggregate percentage of Shares reported owned by each person named herein is based upon 11,942,906 shares of Common Stock issued and outstanding, which is the total number reported outstanding as of September 10, 2013 in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on September 13, 2013.

(a)           The Reporting Persons (other than Mr. Eberwein) may be deemed to beneficially own an aggregate of 914,700 shares of Common Stock (the “Shares”). In addition to the shares held directly by Lone Star Value LP, Mr. Eberwein beneficially owns 14,663 options to purchase shares of Common Stock that were issued to Mr. Eberwein in connection with this service as a director of the Company.

The Shares beneficially owned by the Reporting Persons (other than Mr. Eberwein) represent approximately 7.7% of the outstanding shares of Common Stock. Mr. Eberwein beneficially owns approximately 7.8% of the outstanding shares of Common Stock.

(b)          914,700 shares of Common Stock are beneficially owned directly by Lone Star Value LP. Lone Star Value GP is the general partner of, and controls, Lone Star Value LP. Lone Star Management exercises contractual voting and investment control over securities held by Lone Star Value LP. Mr. Eberwein is the managing member of Lone Star Management and exercises indirect voting and investment control over these securities. By reason of these relationships, each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the Shares beneficially owned by such Reporting Person as indicated above.

Mr. Eberwein beneficially owns 14,663 options to purchase shares of Common Stock that were issued to Mr. Eberwein in connection with this service as a director of the Company.

Lone Star Value GP, Lone Star Management and Mr. Eberwein disclaim beneficial ownership of the Shares held directly by Lone Star Value LP. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.

(c)           The transactions in the Shares on behalf of Lone Star Value LP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

An aggregate of 914,700 shares of Common Stock, constituting approximately 7.7% of the outstanding shares of Common Stock, are reported in this Schedule 13D.

Page 7 of 9 Pages

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)          No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Page 8 of 9 Pages

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2013

LONE STAR VALUE INVESTORS, LP

By:	Lone Star Value Investors GP, LLC,
its General Partner

By:	/s/ Jeffrey E. Eberwein
Name:	Jeffrey E. Eberwein
Title:	Manager

LONE STAR VALUE INVESTORS GP LLC

By:	/s/ Jeffrey E. Eberwein
Name:	Jeffrey E. Eberwein
Title:	Manager

LONE STAR VALUE MANAGEMENT, LLC

By:	/s/ Jeffrey E. Eberwein
Name:	Jeffrey E. Eberwein
Title:	Sole Member

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

LONE STAR VALUE INVESTORS, LP

	Shares of Common Stock
Transaction Date	Purchased/(Sold)	Price Per Share ($)
11/21/2013	10,000	1.4925 (1)
11/25/2013	10,000	1.4895 (2)
11/26/2013	4,000	1.4905 (3)
12/23/2013	100,000	1.9000 (4)
12/24/2013	100	1.8000

1. The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.47 to $1.50, inclusive. The reporting person undertakes to provide the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.

2. The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.45 to $1.50, inclusive. The reporting person undertakes to provide the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.

3. The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.45 to $1.50, inclusive. The reporting person undertakes to provide the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.

4. The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.88 to $1.90, inclusive. The reporting person undertakes to provide the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.